MALIZIA SPIDI & FISCH, PC
                                ATTORNEYS AT LAW


1100 NEW YORK AVENUE, N.W.                           1900 SOUTH ATHERTON STREET
SUITE 340 WEST                                STATE COLLEGE, PENNSYLVANIA 16801
WASHINGTON, D.C.  20005                                          (814) 272-3502
(202) 434-4660                                        FACSIMILE: (814) 272-3514
FACSIMILE: (202) 434-4661

JOHN J. SPIDI                                       WRITER'S DIRECT DIAL NUMBER
SPIDI@MALIZIALAW.COM                                             (202) 434-4670


VIA EDGAR
---------

October 25, 2004

Abby Adams, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 5th Street, N.W.
Washington,  D.C.  20549

         Re:      Wells Financial Corp.
                  Schedule TO and Schedule 13E-3
                  SEC File No. 5-45455
                  -------------------------------

Dear Ms. Adams:

         Transmitted with this letter for filing with the Commission on behalf of the above-referenced registrant are manually executed copies of Amendment No. 2 to the registrant's Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement.

         On behalf of Wells Financial Corp. (the "Company"), we hereby submit the following responses to your comment letter dated October 20, 2004, with respect to the above-referenced filings. We have keyed our responses to the captions and paragraph numbering used in your comment letter.

Schedule 13E-3
--------------


     1. The Company will comply with Rule 13e-3(f)(2) and Rule 13e-4(d)(2) in disseminating the new disclosure occasioned by the staff's comments. The Company has prepared, and has this day filed with the Commission, a Supplement to its Offer to Purchase (the "Supplement") which will be used to disseminate the revised disclosure to all of its stockholders. The Supplement will be mailed to all stockholders of the Company immediately upon confirmation by you that the staff of the Commission has no further comments on the Company's revised tender offer

MALIZIA SPIDI & FISCH, PC


         Abby Adams, Esq.
         Special Counsel
         October 25, 2004
         Page 2



               materials. It is the Company's belief that this method of dissemination will meet the prompt disclosure requirements of Rule 13e-3 and Rule 13e-4.

     Offer to Purchase
     -----------------


          2. In accordance with your comment, we have filed the Reverse Stock Split Valuation Analysis of Capital Resources, Inc. dated June 15, 2004. Please see Exhibit (c)(3) to Amendment No. 3 to the Schedule TO and Schedule 13E-3 filed herewith. A revised summary of this analysis is also included in the Supplement to be mailed to all stockholders of the Company. In addition, in the Supplement we have revised the discussion of the presentations made by the Company's Minnesota counsel on page 8 of the Offer to Purchase. Please see the Supplement filed as Exhibit (a)(10) to Amendment No. 3 to the Schedule TO and Schedule 13E-3. We wish to advise you supplementally that the written presentation by the Company's independent auditors referred to on page 8 of the Offer to Purchase was not a presentation specific to the Company but rather a generic presentation made to "clients and friends" of the auditing company.

          3. Please see the revised disclosure under the caption "Special Factors - 4. Fairness Opinion of Financial Advisor" in the Supplement filed as Exhibit (a)(10) to Amendment No. 3 to the Schedule TO and Schedule 13E-3.

          4. Please see the revised disclosure under the caption "Special Factors - 2. Purposes of and Reasons for the Offer" in the Supplement made in response to this comment.

          5. Please see the revised disclosure under the caption "Special Factors - 6. Effects of the Offer" wherein we have broken down each category of expected cost savings pursuant to your comment.

          6. Please see the revised disclosure under the captions "Summary" and "Special Factors - 2. Purposes of and Reasons for the Offer" in the Supplement wherein additional disclosure has been added per your comment.


          7. We respectfully disagree with the conclusion that Wells Federal Bank, fsb, the Company's wholly-owned subsidiary (the "Bank"), "is an affiliate engaged in a Rule 13e-3 transaction" and, therefore, should be required to file a Schedule 13E-3. A "Rule 13e-3" transaction is any transaction or series of transactions involving

MALIZIA SPIDI & FISCH, PC


         Abby Adams, Esq.
         Special Counsel
         October 25, 2004
         Page 3

               one or more of the transactions described in paragraph (a)(3)(i) of Rule 13e-3 which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in (a)(3)(ii) of Rule 13e-3. The definition of a Rule 13e-3 transaction consists of three elements: (i) an issuer or an affiliate of such issuer; (ii) engaging in one or more of certain specified transactions; (iii) having a purpose or reasonable likelihood of resulting in one or more specified effects. Please see "II. The Definition of a Rule 13e-3
               Transaction"  in  Exchange  Act  Release  No.  17719  (April  20,
               1981)(the "Release"). The "specified transactions" set forth in Rule 13e-3(a)(3)(i), as also described in Note 11 of the Release, are "(a) a purchase of any equity security made by the issuer of such security or by an affiliate of such issuer; (b) a tender offer for or request or invitation for tenders of any equity security by the issuer of such class of securities or by an affiliate of such issuer; or (c) a solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate..." First, the Bank is not engaged in a "transaction" or "series of transactions" as described in Rule 13e-3(a)(3)(i). The Bank has repaid a loan made by the Company to the Bank. This transaction, by itself, is not a transaction described under Rule 13e-3(a)(3)(i). The loan made by the Company to the Bank was made prior to the Company initiating a tender offer and the loan would require repayment to Company, regardless of the Company's tender offer. The Bank's repayment of the loan is the only transaction engaged in by the Bank that could be remotely associated with the Company's tender offer. However, a remote association alone is not sufficient to fulfill the requirements of being engaged in a Rule 13e-3 transaction under Rule 13e-3(a)(3)(i). Second, it is the Company, not the Bank, that is engaged in the "purchase of an equity security," and it is the Company making a "tender offer for or request or invitation for tenders of . . ." an equity security as described under in Rule13e-3(a)(3)(i). 7.ab As such, the Bank is not, directly or indirectly, making "a tender offer or request or invitation for tenders." The source of funds used by the Company does not in and of itself determine that the Bank, as an affiliate of the Company, is engaged in a Rule 13e-3 transaction. The loan was called by the Company and under the terms of the loan the Bank was obligated to repay the loan. The use of the funds was the determination of the Company, not the Bank. With respect to third party tender offers under Regulation 14D, case law has established that the term "bidder" includes controlling shareholders "on whose

MALIZIA SPIDI & FISCH, PC


         Abby Adams, Esq.
         Special Counsel
         October 25, 2004
         Page 4

               behalf" a corporate bidder acts. The defined term does not include (1) majority shareholders without evidence of financial participation, or (2) commercial lenders that solely provide funds to finance a tender offer.1 Applying this line of reasoning to our facts demonstrates that the source of the funds used by a person or entity engaged in a particular transaction is not the determining factor of whether the provider of the funds is also engaged in the transaction.2 The key question is whether the person or entity in question is playing a central participatory role in a tender offer.3 The Bank has no central participatory role in the Company's tender offer. Third, the Bank is not engaged in a "purchase" of any equity security as that term is defined under Rule 13e-3(a)(2). While the Bank clearly is an "affiliate" of the Company, it is not engaged in any of the specified transactions set forth in Rule 13e-3(a)(3)(i) in that it is not purchasing any equity security of the Company, it has not made a tender offer for any equity security of the Company and it is not engaged in any solicitation of proxies or otherwise with respect to any equity security of the Company. Finally, it is important to note that the loan by the Company to the Bank is an asset of the Company ( a loan receivable). Therefore, the Company used its own asset, a loan receivable from the Bank, and simply converted it into cash by calling the loan. This is no different from the Company converting any other asset it owns into cash, such as selling investment securities, bonds, etc., in order to have sufficient cash on hand to pay the purchase price. It is arguable, therefore, that the Bank is not financing or "funding" the offer. For all of the foregoing reasons, it is our view that the Bank is not engaged in a Rule 13e-3 transaction and is not required to file a Schedule 13E-3. Please also note that in October 2003, the staff raised a similar comment in connection with the modified Dutch auction issuer tender offer and going private transaction by Crazy Woman Creek Bancorp, Inc. Please see Comment No. 2 in the staff's comment letter dated October 13, 2003, regarding the Schedule TO filed by Crazy Woman Creek Bancorp, Inc. (SEC File No. 5-48043) and our response to that comment in our letter dated October 17, 2003, copies of which we faxed to you on Friday,

--------

1    See Revlon, Inc. v. Pantry Pride, Inc., 621 F. Supp. 804, 814, 817 (D. Del.
         ----------------------------------
     1985) (citing that Chemical's interest in this matter is solely that of a commercial lender providing funds to finance Pantry Pride's tender offer. Nicole, not Chemical, is the sole purchasing entity of all Revlon stock.)

2    See Gray Drugstores,  Inc. v. Simmons.
         ---------------------------------

3    See Koppers Co.,  Inc. v.  American  Express Co., 689 F. Supp.  1371,  1390
         -------------------------------------------
     (W.D. Pa. 1988).

MALIZIA SPIDI & FISCH, PC


         Abby Adams, Esq.
         Special Counsel
         October 25, 2004
         Page 5

               October 22, 2004. (In that case, the bank declared a cash dividend to the holding company, rather than repaying a loan as in the instant case, the funds of which were used to pay the purchase price in the tender offer.) In that case, under similar facts and circumstances, the staff agreed that the wholly-owned subsidiary bank did not have to be included as a filing person on the Schedule TO or Schedule 13E-3.

          8. Please see the revised disclosure in "Special Factors - 2. Purposes of and Reasons for the Offer" in the Supplement wherein we have made the suggested changes.

          9. Please see the revised disclosure in "Special Factors - 3. Fairness of the Offer" in the Supplement wherein we have made the suggested changes.

          10. Please see the revised disclosure in "Special Factors - 2. Purposes of and Reasons for the Offer" in the Supplement wherein we have made the suggested changes.

          11. Please see the revised disclosure in "Special Factors - 4. Fairness Opinion of Financial Advisor" in the Supplement wherein we have made the suggested changes.

          12. Please see the revised disclosure in the Supplement under "Special Factors - 4. Fairness Opinion of Financial Advisor - Comparative Pricing Analysis" wherein we have added the following disclosure to the second paragraph thereunder: "The straight average of these five trading price metrics was $26.65. Capital Resources determined it appropriate to round this figure up to $26.75, which was very close to the average of the Bid/Ask price at September 20, 2004, for purposes of deriving the recent average trading price."

          13. Please see the revised disclosure in the Supplement under "Special Factors - 4. Fairness Opinion of Financial Advisor - Review of Premiums Paid in Other Stock Repurchase Transactions." The new disclosure clarifies how the comparable transactions are chosen and what criteria were used. Also, we disclosed that Capital Resources only selected thrift and bank comparables and state that because the Company is undertaking a modified Dutch auction tender offer first, and then possibly a reverse split, Capital Resources believes both (i) voluntary tender offers involving modified Dutch auctions or (ii) non-voluntary going private transactions, are the only appropriate inclusions. The table on page 21 of the Supplement provides separate median and range data for the premiums on each of the different types of transactions. Capital Resources' search of its data base turned up a total

MALIZIA SPIDI & FISCH, PC


         Abby Adams, Esq.
         Special Counsel
         October 25, 2004
         Page 6

               of 22 relevant transactions over the last three years. In response to your comment, there were 42 other transactions that occurred but that were not included in Capital Resources' analysis because, as is now disclosed in the Supplement, Capital Resources excluded companies that (i) did not have meaningful pricing data, (ii) involved tender offers that were not modified Dutch auctions and were not going private transactions, (iii) other tender offers that involved transactions which Capital Resources believed were not representative of the characteristics of the Company's offer or (iv) had terminated transactions. We do not believe it is appropriate or meaningful to stockholders to include the details of each of the 22 transactions in the Supplement as the results of the review of such transactions are summarized in the Supplement on pages 21-22. Capital Resources did not rely on the raw data of any one particular transaction but on the overall results of its analysis, as is already presented in tabular format in the Supplement. Attached hereto for your reference is a table listing the details of the 22 transactions considered by Capital Resources as referenced in the Supplement.

          14. Please see the revised disclosure in the Supplement in the second paragraph of the section entitled "Special Factors - 4. Fairness Opinion of Financial Advisor - Discounted Cash Flow and Terminal Value Analysis" wherein we have made the suggested deletion. We wish to advise you supplementally that the Company does still believe the previous projections are valid.

          15. Please see the revised disclosure in the Supplement under "Special Factors - 4. Fairness Opinion of Financial Advisor - Stock Repurchase Analysis" and " - Comparative Pricing Analysis."

         If you have any additional comments or questions, please direct such inquiries to the undersigned at the above direct-dial number or to Joan Guilfoyle, Esq. of this office at (202) 434-4677. Thank you for your prompt attention to this matter.

                                         Sincerely,




                                         /s/John J. Spidi
                                         ----------------
                                         John J. Spidi


cc:      Mr. Lonnie Trasamar, President and CEO

                                                                TABLE 1
                                            LIST OF PEER GROUP VOLUNTARY TENDER OFFERS AND
                                               NON-VOLUNTARY GOING PRIVATE TRANSACTIONS


                                                                                           SHARES
COMPANY                                 STATE    TYPE       ANNOUNCED      COMPLETED       TENDERED         PREMIUM
-------                                 -----    ----       ---------      ---------       --------         --------
                                                                                         (% shrs O/S)
VOLUNTARY TENDER OFFERS:
MODIFIED DUTCH AUCTIONS:
-----------------------
Crazy Woman Creek Bancorp                WY      Thrift     10/3/2003      11/4/2003          20.0%          21.67% *
1st Independence Financial Group
(formerly Harrodsburg Fst Fincl Bncp)    KY      Thrift     5/28/2003      6/30/2003           8.3%           7.14%
First Federal Bancshares, Inc.           IL      Thrift     4/16/2004      5/24/2004          30.0%           3.05%
Capitol Federal Financial (MHC)          KS      Thrift     8/15/2001     10/15/2001           7.6%           9.11%
HCB Bancshares, Inc.                     AR      Thrift     1/31/2002       4/8/2002          16.2%           5.36%
State Financial Services Corp            WI       Bank      11/1/2002     12/12/2002           9.3%          13.21%
Summit Bank Corp                         GA       Bank       2/7/2002      3/15/2002           3.6%          14.48%
RSV Bancorp, Inc.                        PA      Thrift     9/14/2004     10/15/2004          30.0%           5.26%

OTHER VOLUNTARY TENDER OFFERS / GOING PRIVATE:
---------------------------------------------
First Federal Bancorporation             MN      Thrift     8/22/2001     12/19/2001           0.4%           0.00% *
Washington Bancorp                       IA      Thrift    11/20/2001      2/15/2002           0.3%          18.54% *
Logansport Financial Corp                IN      Thrift     5/28/2004      7/12/2004           0.2%          13.12% *
Chester Bancorp Inc                      IL      Thrift      4/3/2003      5/16/2003           7.8%           4.76% *

NON-VOLUNTARY GOING PRIVATE TRANSACTIONS
MERGER / ELIMINATING SELECT SHAREHOLDERS:
---------------------------------------
First National of Nebraska Inc.          NE       Bank       6/6/2002      7/10/2002           2.9%          16.67% *
Chesapeake Financial Shares Inc.         VA       Bank     10/17/2002      2/28/2003           5.7%          18.68% *
Southern Michigan Bancorp, Inc.          MI       Bank       9/3/2004            TBD           2.4%          20.58% *
HFB Corp                                 KY      Thrift    10/28/2003      2/27/2004           1.6%           3.79% *
Capital Directions                       MI       Bank      6/25/2003      1/27/2004           1.9%           5.26% *
InvestorsBancorp Inc                     WI      Thrift     3/26/2003      9/23/2003          40.1%           6.79% *
Intrust Financial Corp                   KS       Bank      1/16/2003       5/6/2003           5.6%          16.92% *

REVERSE SPLIT:
-------------
Hemlock Federal Financial Corp           IL      Thrift     3/16/2004      6/29/2004          23.4%           1.19% *
Coddle Creek Financial Corp              NC      Thrift     10/1/2003     11/20/2003           1.0%          12.59% *
BankPlus FSB                             IL      Thrift     5/13/2003      9/15/2003           0.8%          17.34% *

     22 Transactions

* Indicates Going Private Transaction
